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                              October 5, 2020

       Robert Striar
       Chief Executive Officer
       Bull Horn Holdings Corp.
       801 S. Pointe Drive, Suite TH-1
       Miami Beach, Florida 33139

                                                        Re: Bull Horn Holdings
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 21,
2020
                                                            File No. 333-248940

       Dear Mr. Striar:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed September 21, 2020

       Summary Financial Data, page 18

   1. Refer to our previous comment 1. It does not appear you have considered "Actual"
                                                        balances in your
calculation of "As Adjusted" balances as of June 30, 2020. For example, you state deferred
underwriting commissions are $2,250,000, which would calculate an
                                                        "As Adjusted" balance
in liabilities of $2,414,106, in consideration of both the "Actual"
                                                        liabilities balance at
June 30, 2020 of $164,106 and the deferred underwriting
                                                        commissions of
$2,250,000 associated with this offering. Please revise all "As Adjusted"
                                                        figures to consider the
"Actual" June 30, 2020 balances as well as the items associated with this offering or
explain in detail why such figures should not be reflected in the "As
                                                        Adjusted" column.
 Robert Striar
Bull Horn Holdings Corp.
October 5, 2020
Page 2
2. Refer to our previous comment 4. The adjustment to assets and working capital of
         $15,245 is not appropriate as it is already considered in the "Actual" June 30, 2020 figures. Please revise.
3. Refer to our previous comment 1. Your footnote (1) indicates the "As Adjusted" figures include the $3 million in proceeds you expect to receive from the sale of the private placement warrants, but the figures as presented in the table do not appear to reflect such proceeds. Please revise or advise.
4. Refer to our previous comment 2. Please revise your disclosure to specifically state, if true that net proceeds of $76 million reflects subtraction of the underwriting discount of
         $1.5 million and offering expenses of $0.5 million.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amy Geddes at 202-551-3304 or Jim Allegretto at 202-551-3849 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer Lopez-Molina at 202-551-3792 with any other questions.



FirstName LastNameRobert Striar                                Sincerely,
Comapany NameBull Horn Holdings Corp.
                                                               Division of
Corporation Finance
October 5, 2020 Page 2                                         Office of Trade
& Services
FirstName LastName